Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07026429

21 August 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Per

Andrew M Knox
Public Officer

Enc.

SEC Mail Processing
Received
AUG [illegible] 2007
Wash, D.C. 160 Section

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

dw 9/17

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Bass Basin Farmout to Beach Petroleum

Cue is pleased to announce that it has farmed out an interest in T/38P in the offshore Bass Basin, to Beach Petroleum Limited (Beach).

Beach will earn an 80% interest in a defined portion of the permit by paying for the drilling of the Spikey Beach – 1 exploration well which will be operated by Beach and is expected to be drilled in the second half of 2008. (See map)

Cue Energy Resources will remain operator for the overall permit.

Participants in the T/38P farmout block will be:

Beach Petroleum Limited	80% (Operator)
Galveston Mining Corporation Pty Ltd (a wholly owned subsidiary of Cue Energy Resources Limited)	10%
Exoil Limited	10%

(The T/38P farmin is subject to formal documentation and regulatory authority approval)

The participants in the remainder of the T/38P are:

Galveston Mining Corporation Pty Ltd	50%
Exoil Limited	50%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21 August 2007


cue
Cue Energy Resources Limited
Yolla
Trefoil
White Ibis
T/37P
T/38P
50km
VIC-TAS
gas
pipeline
Beach Petroleum
Ltd farmin area
Spikey Beach prospect

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

21 August 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Per.
Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Production Barge Sails to Field

Cue is pleased to announce that the Seagood 101 production barge has sailed en route to the Oyong field.

The barge is expected to be on location around the 26-28th August 2007. Anchors have already been placed, and once on location, commissioning will start ahead of first oil production in September 2007.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Ltd	40%
Cue Sampang Pty Ltd	15%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer


Production barge looking forward


ZONE
Production barge looking aft



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D:\REPORT FOTO\JULY\PRODUCTION BARGE SG-101 SIDE VIEW (30 JULY 2007)



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